Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Board of Managers

Golden Oval Eggs, LLC

Renville, Minnesota

We consent to the inclusion of our report dated December 15, 2008 with respect to the consolidated balance sheets of Golden Oval Eggs, LLC as of August 31, 2008 and 2007, and the related consolidated statements of operations, changes in owners’ equity and cash flows for each of the three years ended August 31, 2008, which report has been included in the Annual Report to members and in the Annual Report on Form 10-K of Golden Oval Eggs, LLC.

/s/ Moore Stephens Frost
Certified Public Accountants

Little Rock, Arkansas
December 22, 2008